Exhibit 3. 11

FILED # LLC 738001
JUL 11 2001
IN THE OFFICE OF DEAN HELLER SECRETARY OF STATE

ARTICLES OF ORGANIZATION

OF

CACTUS HILLS, LLC

(A Nevada Limited Liability Company)

The undersigned person hereby adopts the following Articles of Organization for a limited-liability company (the “Company”) under the provisions of Chapter 86 of Nevada Revised Statutes.

ARTICLE 1
NAME

The name of the Company is:        CACTUS HILLS, LLC

ARTICLE 2
PERIOD OF DURATION

The period of duration of the Company is perpetual.

ARTICLE 3
PURPOSES

The Company is organized for all lawful activities and purposes, except banking or insurance.

ARTICLE 4
ADDRESS OF OFFICE AND AGENT FOR SERVICE

The address of the office where required Company records will be maintained in the State of Nevada is: C/O Focus Commercial Group, Inc., 3320 North Buffalo Drive, Suite 204, Las Vegas, Nevada 89129.

The name and address of the agent for service of process is: Goold, Patterson, DeVore, Ales & Roadhouse, Chtd., 4496 South Pecos Road, Las Vegas, Nevada 89121. Said address shall be the Company’s registered office in the State of Nevada.

ARTICLE 5
ADDITIONAL MEMBERS

Upon majority vote, the existing member (“Member”) of the Company may admit additional members, pursuant to terms and conditions set forth in the Company’s operating agreement (“Operating Agreement”). The Operating Agreement shall provide that the additional members shall execute, acknowledge (if appropriate), and deliver such documents as the Members may require, including, without limitation, the Operating Agreement and amended Articles of Organization.

ARTICLE 6
CONTINUITY

Provided the remaining Members consent by a vote of the majority-in-interest to continue the business of the Company, the Company shall not be dissolved, but shall continue, upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or upon the occurrence of any other event which terminates the continued membership in the Company of a Member.

ARTICLE 7
MANAGEMENT

Company management shall be vested in Managers.  The initial Manager of the Company is as follows:

K. Breitenwischer
C/o Focus Commercial Group, Inc.
3320 North Buffalo Drive, Suite 204
Las Vegas, Nevada   89129

ARTICLE 8
ORGANIZER

The name and address of the organizer signing these articles of organization is:

Thomas J. DeVore, Esq.
C/o Goold, Patterson, DeVore, Ales
& Roadhouse, Chtd.
4496 South Pecos Road
Las Vegas, NV 89121

ARTICLE 9
INDEMNIFICATION AND PAYMENT OF EXPENSES

In addition to any other rights of indemnification permitted by the laws of the State of Nevada as may be provided for by the company in its operating agreement or by any other agreement, the expenses of members, managers and officers incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such member, manager or officer in his or her capacity as a member, manager or officer of the company, must be paid by the company, or through insurance purchased and maintained by the company or through other financial arrangements made by the company permitted by the laws of the State of Nevada, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an unsecured undertaking by or on behalf of the member, manager, or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the company.

Any repeal or modification of this Article 9 approved by the members of the company shall be prospective only. In the event of any conflict between Articles 9 and any other article of the company’s articles of organization or operating agreement, the terms and provisions of this Article 9 shall control.

EXECUTED this 10th day of July, 2001.

GOOLD, PATTERSON, DEVORE, ALES & ROADHOUSE, CHTD.

By:	/s/ Thomas J.DeVore
Thomas J. DeVore, Esq.